UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-37385

Baozun Inc.

No. 1-9, Lane 510, West Jiangchang Road

Shanghai 200436

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant.

Previous Independent Registered Public Accounting Firm

With effect from July 19, 2024, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) will no longer be the independent registered public accounting firm of Baozun Inc. (the “Company”). The audit reports of Deloitte on the consolidated financial statements of the Company as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, and on the Company’s internal control over financial reporting as of December 31, 2023 and 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”), did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and through the subsequent interim period preceding such change, there were no (i) disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K. There were no disputes or disagreements or unresolved matters between the Company and Deloitte in respect of the matters described herein that need to be brought to the attention of the Company’s shareholders and creditors, and there are no matters in respect of the change of the Company’s independent registered public accounting firm that need to be brought to the attention of the shareholders of the Company.

The Company has provided Deloitte with a copy of this disclosure before its filing with the SEC and requested that Deloitte furnish to the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of such letter is attached hereto as Exhibit 16.1.

New Independent Registered Public Accounting Firm

On July 19, 2024, the audit committee (the “Audit Committee”) of the Company approved the engagement of KPMG Huazhen LLP (“KPMG”) as the independent registered public accounting firm and auditor of the Company to audit the consolidated financial statements of the Company and its subsidiaries (the “Group”) as of and for the fiscal year ending December 31, 2024 to be filed with the SEC and the Company’s internal controls over financial reporting as of December 31, 2024 in accordance with the Securities Exchange Act of 1934, as amended, following the resignation of Deloitte. KPMG will also be engaged to audit the consolidated financial statements of the Group as of and for the fiscal year ending December 31, 2024 to be submitted to The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in accordance with the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange.

During the two most recent fiscal years and the subsequent interim period through the date of this report, the Company has not consulted with KPMG regarding any of the following:

1. the application of accounting principles to any specified transaction, either completed or proposed;

2. the type of audit opinion that might be rendered on the Company’s financial statements by KPMG, in either case where written or oral advice provided by KPMG would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3. any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

As of the date of this report, KPMG is in the process of concluding its standard client evaluation procedures. Upon completion of these standard procedures, KPMG will be in a position to execute an engagement letter and formally commence the engagement.

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

16.1	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the SEC, dated July 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baozun Inc.

By:	/s/ Catherine Zhu
Name:	Catherine Zhu
Title:	Chief Financial Officer

Date: July 19, 2024

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.